BALLARAT GOLDFIELDS NL
AND
SPINIFEX PROJECTS PTY LTD

CONTRACT NO. P-3
PROCESSING PLANT CONSTRUCTION

“GST Law” has the meaning given in A New Tax System (Goods and Services Tax) Act 1999 (Cth) and includes all regulations and associated legislation and delegated legislation.
“Phase One Mechanical Completion” means the completion of the Works such that the works are complete except for minor defects that do not prevent the Works from being reasonably capable of being used for its intended purpose and the Works are ready to be commissioned.
“Schedule of Rates” means the fixed rates set out in Schedule 2 at which the Contractor has agreed to perform the Work.
“Site” means the land and other places on the Company’s mining tenements at Ballarat made or to be made available to the Contractor by the Company for the purpose of this Contract.
“Work” or “Works” means that work to be performed by the Contractor pursuant to this Contract in regard to Phase One as described in the Scope of Work described in Schedule 1 including any temporary works and the supply of any goods or services.
1.2 Interpretation
In the interpretation of this Contract, unless there is something in the subject or context inconsistent herewith:
(a)	Words importing the singular shall be deemed to include the plural and vice versa.

(b)	Words importing any gender shall be deemed to include all other genders.

(c)	Words importing persons shall be deemed to include all bodies and associations, corporate or unincorporated, and vice versa.

(d)	Any reference to a statute or statutory provision shall be deemed to include any statutory provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same and any orders, regulations, instruments or other subordinate legislation made thereunder.

(e)	Headings are included for convenience only and shall not affect the interpretation of this Agreement or any schedule.

(f)	All references to clauses, schedules and annexures are to clauses of and, schedules and annexures to this Contract.

(g)	All reference to dates and times are to Melbourne time.

(h)	A business day means a week day on which banks are open for business in Ballarat, Victoria.

(i)	All references to “$” and “dollars” are to lawful currency of Australia.

(j)	Where time is to be reckoned by reference to a day or an event, that day or the day of that event is excluded for the purposes of computation of time.

2.	ENGAGEMENT

The Contractor may subcontract parts of the Works with the prior written approval of the Company who will not unreasonably withhold or delay giving such approval.

Consent by the Company to any assignment or subcontract shall not relieve the Contractor from full and entire responsibility for the performance of its obligations in accordance with this Contract.

The Contractor shall make any subcontract subject to the conditions of this Contract.

5.	PRICE

The Company will pay the Contractor for all Work performed by the Contractor, in accordance with the Schedule of Rates.

Where the Schedule of Rates does not apply, the Company will reimburse the Contractor the amount payable by the Contractor to subcontractors or other third parties with the consent of the Company for any goods or services required in relation to the performance of the Work plus a percentage of thereon (or such other percentage as may be agreed between the parties in writing and in advance of the Contractor incurring the debt to be reimbursed) for profit and attendance. To avoid any doubt, the Contractor acknowledges that any such goods reimbursed by the Company to the Contractor shall thereupon be deemed to have transferred from the Contractor to the Company and shall become the Company’s property.

The Contractor shall at the request of the Company or the Company’s Representative, make available its primary records and books at any pre-arranged time for audit and checking by the Company’s Representative of the Work performed pursuant to the Schedule of Rates and the reimbursable costs for goods and services in support of a claim for payment by the Contractor. Should the Company exercise its right to audit the Contractor’s primary records and books this will not constitute a valid reason to delay or withhold payment of any claim for payment by the Contractor.

All rates in the Schedule of Rates shall be firm and not subject to rise and fall unless otherwise stated in this Contract or agreed between the parties. The amounts quoted in the Schedule of Rates do not include goods and services tax.

6.	TIME FOR COMPLETION

The Contractor and the Company agree to work cooperatively to develop and agree upon a reasonably achievable time schedule in which to complete Phase One (including as the key requirement, the achievement of Phase One Mechanical Completion) and the Contractor agrees to use its best endeavours to achieve that schedule and any subsequently agreed amendments. If it becomes evident to the Contractor that any of the Works will not be completed, or are unlikely to be completed, in accordance with the agreed schedule due to events or circumstances beyond the reasonable control of the Contractor, the Company and the Contractor will, acting in good faith agree upon an appropriate extension of time in which to complete the affected Works and Phase One, including the date for achieving Phase One Mechanical Completion.

The Company may at any time, in its absolute discretion, unilaterally grant the Contractor an extension of time for any reason whatsoever.

7.	INDEMNITY BY THE CONTRACTOR
7.1	Damage to Property

8.5	Notwithstanding any other provision of this Contract, in no event will the Contractor’s liability to the Company exceed in aggregate the sum which is recovered by the Contractor under any of the insurance polices required to be taken out by the Contractor under this Contract or in the case of any events or risks not insured under such insurance policies, the sum of one million dollars.
9.	INDEMNITY BY THE COMPANY

The Company agrees to accept all risk in regard to delays in completion of the Project, the metallurgical suitability of the ore for processing by the methods, design and equipment recommended and installed by the Contractor and indemnifies and releases the Contractor and its officers, shareholders, employees, agents and representatives from and against any and all Liabilities arising in favour of the Company or any third parties in regard to the metallurgical performance of the ore as processed by those methods and equipment.

The Company also indemnifies and releases the Contractor and its officers, shareholders, employees, agents and representatives against all Liabilities arising as a result of or in connection with (i) any delays in the completion of the Project and (ii) the performance of the Works and the equipment, except to the extent to which any such Liabilities are caused by the negligence of the Contractor or are caused by a breach of clause 13 (other than matters of a non material nature).

In this clause, “Liabilities” means all liabilities, losses, costs, claims, actions whatsoever and howsoever arising and without limitation includes (a) liability in tort (including liability for negligence); (b) liability in contract; (c) liability under statute or other legal principle; and (d) any liability for indirect or consequential loss or damage of any kind howsoever caused or arising (including economic loss, loss of income or loss of profits).

10.	INSURANCES TO BE TAKEN OUT BY THE CONTRACTOR

In all areas where the Works or any part of the Works thereof is being performed the Contractor shall at the expense of the Company effect the insurances as set out in the following Subclauses with reputable and substantial insurers to the reasonable satisfaction of the Company and maintain these insurances in full force and effect until the expiry of the Defects Liability Period unless otherwise specified in this Contract.
10.1 Insurance of Employees
Before commencing the Works, the Contractor shall ensure that a suitable insurance policy is taken out giving cover to itself against any liability, loss, damage, claim, demand, action suit or proceedings, costs and expenses whatsoever arising under any statute or other legislative provision, including any Statute or such provision relating to injury or the death of any person employed by the Contractor in or about the execution of the Works under this Contract.
The Contractor shall ensure that its subcontractors are similarly insured in accordance with this Clause 10.1.

10.2 Contractor’s Plant and Equipment
Insurance covering loss or damage to the Contractor’s plant and equipment used in connection with the Works provided under this Contract (including property which is hired, leased or for which the Contractor is legally or contractually obligated to insure).
The Contractor must ensure that all other contractors engaged or managed by the Contractor are similarly insured in accordance with this Clause 10.2.
The insurance required by this clause must note the Company as an interested party under the policy.
10.3 Automobile Liability
The Contractor shall before commencing the Works, effect and maintain motor vehicle bodily injury insurance, in accordance with the laws of the State of Victoria to insure all licensed vehicles, owned or non-owned, whilst being used in the performance of the Works or whilst being on the Site under the control of the Contractor.
Before commencing the Works, the Contractor shall effect and maintain third party insurance for a limit of not less than five million dollars ($5,000,000) in respect of all vehicles owned or not owned, whilst being used in the performance of the Works or whilst being on the Site under the control of the Contractor.
The Contractor will ensure that the third party liability insurance includes a “Supplementary Bodily Extension” for a limit of not less than five million dollars ($5,000,000) and contains a “Principal’s Indemnity” clause unless the parties agree otherwise in writing.
The Contractor must ensure that all other contractors engaged or managed by the Contractor are similarly insured in accordance with this Clause 10.3.
10.4 Professional Indemnity Insurance
10.4.1 Extent of Coverage
The Contractor shall effect and maintain professional indemnity insurance:

Insurances shall be effected by the Contractor before the commencement of risks to which the insurance relates with insurers and in terms approved by the Company whose approval shall not be unreasonably withheld or delayed and shall be kept in force as required hereunder.

The Contractor shall ensure that each policy of insurance effected by it as required hereunder shall contain provisions reasonably acceptable to the Company that will:
(i)	Require the Insurer to accept the term ‘Insured’ as applying to each of the persons comprising the Insured as if a separate policy of insurance had been issued to each of them subject to the overall sum insured not being increased thereby.

(ii)	Require the Insurer, whenever the Insurer gives to or serves upon the Contractor a notice of cancellation or any other notice under or in relation to the policy, at the same time to inform the Company in writing that the notice has been given to or served upon the Contractor.

(iii)	Provide that a notice of the occurrence of an event out of which the particular insured giving the notice, alleges it has suffered or could suffer loss or damage shall be accepted by the Insurer as a notice of that occurrence given by all the Insured.
The Contractor shall whenever required by the Company make available for inspection by the Company the policies of insurance effected by the Contractor for the purpose of complying with its obligations hereunder and the receipts for payment of the current premiums or such other evidence of insurance as may be requested by the Company.
10.6.2	Renewal
If the Contractor fails to effect or to keep in force any of the insurance which he is required by the Company to effect, the Company may effect and keep in force any such insurances and pay such premiums as may be necessary for that purpose but will not be entitled to recover as a debt due from the Contractor the amount so paid.
10.6.3	Claims
If an event occurs which in the opinion of the Contractor may give rise to a claim involving the Company and/or its employees, agents or consultants under the policy of insurance effected by the Company or the Contractor as required hereunder, it shall notify the Company and shall ensure that the Company is kept fully informed of subsequent action and developments concerning the claim.

The effecting and keeping in force of insurance as required hereunder shall not in any way limit the responsibilities and obligation of the Contractor under any provisions of the contract, including the indemnifications under Clause 7.
10.6.4	Deductibles
The Contractor will be responsible for the payment of any deductible or excess payable in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under this clause 10 provided that the loss or damage the subject of the claim does not result directly or indirectly from the default or negligence of the Company in which case the Company will be responsible for such a payment.

(i)	Require the Insurer to accept the term ‘Insured’ as applying to each of the persons comprising the Insured as if a separate policy of insurance had been issued to each of them (subject to the overall sum insured not being increased thereby).

(ii)	Require the Insurer, whenever the Insurer gives to or serves upon the Company a notice of cancellation or any other notice under or in relation to the policy, at the same time to inform the Contractor in writing that the notice has been given to or served upon the Company.

(iii)	Provide that a notice of the occurrence of an event out of which the particular insured giving the notice, alleges it has suffered or could suffer loss or damage shall be accepted by the Insurer as a notice of that occurrence given by all the Insured.

(iv)	The Company shall when ever required by the Contractor make available for inspection by the Contractor the policies of insurance effected by the Company for the purpose of complying with its obligations hereunder and the receipts for payment of the current premiums or such other evidence of insurance as may be requested by the Contractor.

(v)	The policies referred to under ll.l (a) and (b) shall be in the Joint Names of the Company, Contractor and subcontractors of any tier for their respective rights and interests.
11.3.2	Claims
If an event occurs which in the opinion of the Company may give rise to a claim involving the Contractor and/or its employees, agents or consultants under the policy of insurance effected by the Company under 11.1 (a) or (b) or the Contractor as required hereunder, it shall notify the Contractor and shall ensure that the Contractor is kept fully informed of subsequent action and developments concerning the claim.

The effecting and keeping in force of insurance as required hereunder shall not in any way limit the responsibilities and obligation of the Company under any provisions of the Contract, including the indemnifications under Clause 9.
11.3.3	Deductibles
In respect to the Works Insurance as required to effected by the Company in Clause 11.1 (a) & 11.1 (b), where it can be established that a claim arises directly or indirectly from the default or negligence of a Named Insured under the policy, such party shall be responsible for the payment of the deductible in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under clause 11.1.

If more than one Named Insured under the policy contributed to a loss or where a loss did not arise from the default or negligence of any of the Named Insured under the policy, payment of the deductible in connection with any claim made in respect of any loss or risk covered by an insurance policy effected under clause 11.1 shall be equally apportioned to the Company and the Contractor.

Company, then the Company may itself rectify, or engage others on its behalf to rectify, the defect or omission and the costs of doing so will be the responsibility of the Company.

14A.3	Upon the rectification of any defect or omission, there will be no new Defects Liability Period created in respect of the rectified Works unless otherwise agreed in writing between the parties.
15.	LAWS, REGULATIONS, ETC

The Contractor shall comply with the provisions of all laws (Federal, State or Municipal) and all lawful requirements and any changes thereto, and regulations of the Company and any changes thereto notified in advance in writing to the Contractor, in any way affecting or applicable to the Work or its performance including, without limitation, the safety of the Work and of persons on or in the vicinity of the Site, security, the environment, industrial relations, and the Site generally. The Contractor shall ensure that its employees and subcontractors agree also to be so bound.

16.	ACCESS TO SITE

The Contractor shall obtain the written permission of the Company’s Representative before causing or allowing access to the Site, allowing or doing Work other than during normal working hours, using or storing explosives or excavating in or around the Site.

17.	PERFORMANCE BY CONTRACTOR
17.1	Company Representative

The Company will personally supervise the execution of the Work and any activities relating to the Work by having the Company’s Representative present on Site or at other places at which activities relating to the execution of the Work are taking place.

The Company will notify the Contractor in writing of the name of the Company Representative and of any subsequent changes.

Matters within the knowledge of the Company Representative will be deemed to be within the knowledge of the Company.

17.2	Instructions to Contractor

The Contractor shall obey and comply with all reasonable demands, decisions and directions of, and notices given by the Company or the Company’s Representative pursuant to the Contract. Unless otherwise specifically provided in this Contract the Contractor shall supply all labour, tools, equipment, transport and medical care for its workforce, and other services necessary for it to complete the Work in accordance with this Contract. The Company’s facilities shall not be available to the Contractor unless otherwise specifically provided in this Contract. The Contractor shall at all times maintain its work areas in an orderly and safe condition, and on completion leave work areas fit for immediate use. The Contractor shall perform all work as an independent Contractor and not as an agent or employee of the Company. The Contractor shall observe the provisions of all applicable occupational health and safety legislation.

18.	SIDE BY SIDE WORK

The Contractor shall permit the performance of work by other contractors or workmen at the Site, and shall not in any way impede the simultaneous execution of their several works with its own. If the Contractor suffers loss of time or incurs additional cost through interference by any other workmen at the Site, the Contractor shall be entitled to any increase in the Contract Price, damages, costs or any other expenses the amount of which is to be agreed between the Contractor and the Company’s Managing Director or the Company’s Representative or failing agreement, by arbitration in accordance with clause 28.

19.	INDUSTRIAL RELATIONS

The Contractor shall ensure that the wage rates and conditions as ruling at the time by any applicable legislation are paid to or provided for its employees and for the employees of other contractors managed by the Contractor, as applicable in the State of Victoria. In the event of any amendment to such legislation the effect of such alterations shall be applied to the Schedule of Rates (if required) and as otherwise prescribed therein. The Contractor shall observe the provisions of any industrial relations directive or advice that the Company may issue to the Contractor.

The Contractor shall prepare an Employee Relations Management Plan in consultation with the Company. The Contractor shall comply with the Employee Relations Management Plan and shall ensure that each of the contractors managed by the Contractor comply with the Employee Relations Management Plan.

Under no circumstances will the Contractor be entitled to an additional payment in respect of any delays or costs caused by industrial action when such action is directly caused by the Contractor.

20.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY
20.1	Confidential Information

The Contractor shall keep secret and confidential and shall not disclose to any third party, without the prior written consent of the Company, any information, data, specifications, drawings, reports, accounts of other documents supplied or made available by the Company to the Contractor or brought into existence by the Contractor in or for the purpose of the Contract or relating to the business or affairs of the Company and the Contractor shall take such reasonable precautions as may be necessary to prevent such disclosure, including obtaining confidentiality agreements from its employees, agents and subcontractors. These obligations shall survive the term or termination of the Contract.

This clause will not apply to information which is:

(a)	required to be disclosed by law; or

(b)	at the time of disclosure publicly available other than by a breach of this clause by the Contractor.

20.2	Intellectual Property

(a)	All rights, title and interest in any new intellectual property developed by the Contractor in the course of performing the Works will be assigned to and belong to the Contractor.

(a)	If a party commits a material breach of an obligation under this Contract (other than any obligation covered under clause 21.1) (“Defaulting Party”) the other party may give the Defaulting Party a notice (“Default Notice”) specifying:
(i)	that a material breach has occurred;

(ii)	setting out reasonable details of the event or circumstances constituting the material breach; and

(iii)	a reasonable period of time (not being less than 30 days) in which to remedy the breach (the “Remedial Period”).
(b)	Within 14 days of receipt of a Default Notice, the Defaulting Party must provide to the other party a plan by which that party proposes to remedy the material breach specified in the Default Notice within the Remedial Period (“Remedial Plan”).

(c)	Following receipt of the Default Notice, the Defaulting party will be permitted to remedy the material breach within the Remedial Period and in accordance with the Remedial Plan.

(d)	If the Defaulting party requires an extension to the Remedial Period, it may, not later than the expiration of the current Remedial Period, provide to the other party:
(i)	a revised Remedial Plan; and

(ii)	evidence that the material breach cannot, with reasonable diligence, be remedied within the current Remedial Period.
(e)	The other party may not unreasonably refuse to grant an extension of the Remedial Period.

(f)	If the Defaulting Party commits a material breach and the material breach is not remedied within the Remedial Period then, the other party may terminate this Contract immediately by written notice to the Defaulting party.
22.	CANCELLATION
(a)	The Company may at any time by written notice suspend, cancel or terminate all or any part of the Work for any reason whatsoever. The notice must clearly state that it is given pursuant to this clause. Upon receipt of a notice of cancellation, the Contractor shall cease all Work in accordance with and to the extent specified in the notice and shall immediately do everything reasonably possible to mitigate any costs incurred consequent upon such cancellation.

(b)	Should the Company exercise its rights under sub-clause 22(a), the Contractor will be entitled to be compensated for all previously unpaid costs and expenses incurred by the Contractor prior to the suspension, cancellation or termination plus for all future costs and expenses that the Contractor could not reasonably mitigate plus in the event of cancellation or termination only, a reasonable amount for the Contractor’s expected lost profit on the deleted work. Other than as set out above, this clause sets out the Contractor’s sole entitlement to compensation for costs and expenses arising from the Company’s exercise of its rights under sub-clause 22(a) should the Company elect to do so.

23.	PAYMENT

The Contractor shall invoice the Company for payment at intervals of 30 days unless otherwise specified in this Contract. Invoices shall be in a form approved by the Company, shall show the Contract number and shall be accompanied by accurate verification as reasonably requested by the Company.

The Contractor’s right to claim payment under clause 23 is subject to the Contractor providing the Company written confirmation or such other reasonably satisfactory evidence as is agreed by the Company, that:
(a)	the Contractor has met its payment obligations to its employees, subcontractors and suppliers; and

(b)	the Contractor has paid for any item of unfixed plant, equipment and materials (notwithstanding that the item has not been incorporated into the Works) and is free from any retention of title clause or similar charge, lien or legal provision having the same effect and all encumbrances.
Unless otherwise specified in this Contract payment shall be made by the Company within thirty (30) days following the end of the month in which the Contractor’s invoice is received by the Company. If any amount payable by the Company to the Contractor which is not disputed by the Company as being payable, is not paid within 7 days after the date on which such amount becomes due for payment and the Company has not within that time notified the Contractor that the Company acting in a bona fide manner, disputes that the Contractor is entitled to all or part of the claimed payment, the Contractor may, without prejudice to any of its other rights and remedies, by written notice to the Company suspend the progress of the Work until such payment is received.

In respect of any disputed payments that are notified within time as set out above, any suspension of the Works is not permitted until 7 days after the failure to pay that part of the disputed amount that is ultimately determined or agreed pursuant to the dispute resolution procedures of clause 28 of this Contract as payable to the Contractor. The Company will be responsible for any delays, additional costs or expenses caused or arising as a consequence of the Contractor suspending the progress of the Work pursuant to this clause.

24.	LAW APPLICABLE

The parties accept the laws of the State of Victoria as the proper law of this Contract and the parties both agree to submit to the jurisdiction of the Courts of the State of Victoria and of courts, which may hear appeals there from.

25.	SECURITY OF CONTRACTOR’S PLANT AND EQUIPMENT

The Contractor shall remain responsible for the security of its plant and equipment whether operated or stored on the Site or any other premises of the Company except where such plant and equipment is in the possession, custody or control of the Company in which case the Company will be responsible. For the avoidance of doubt, the presence of the Contractor’s plant and equipment on the Site or any other premises of the Company does not of itself mean the subject plant and equipment is in the Company’s possession, custody or control.

26.	HEALTH AND SAFETY

The mediation process will cease if the dispute is not settled within 30 days of the mediator being appointed, or such longer period as the parties may agree in writing.
28.3	Arbitration
If a dispute arising under this Contract is not resolved under clause 28.2 (or if no agreement is reached to refer the dispute to mediation within 14 days of notification of the dispute under clause 28.1 regardless of whether the meeting referred to in clause 28.1 has taken place, (unless otherwise agreed in writing), either party wishing to resolve the dispute must by written notice to the other refer the dispute to arbitration for determination by a single arbitrator appointed pursuant to the Commercial Arbitration Act 1984 and subject to The Institute of Arbitrators & Mediators Australia Rules for the Conduct of Commercial Arbitrations. The site of the arbitration is to be Melbourne. Each party consents to the other being legally represented at such an arbitration. The decision of the arbitrator with regard to the dispute will be binding upon the parties.
28.4	Court Proceedings
A party may not commence court proceedings in relation to a dispute arising in connection with this Contract until it has exhausted the procedures set out in this clause 28 unless the party seeks appropriate injunctive or other interlocutory relief to preserve property or rights or to avoid losses that are not compensable in damages.
29.	GOOD FAITH

The parties must:
a)	At all times act in good faith towards each other with respect to the subject matter of this Contract; and

b)	Do all things, including signing all deeds, agreements or other documents reasonably necessary or desirable to enable the other party to obtain its intended benefit under this Contract and the transactions contemplated by it.
30.	SURVIVAL

Neither completion of the Works, nor termination of this Contract, will affect any provisions of this Contract which by their nature survive completion of the Works or termination of this Contract, including, without limitation, all warranties and obligations of indemnity or confidentiality and insurance.

31.	NOTICES

All notices and other communications provided for or permitted under this Contract must be in writing, and sent by certified or registered mail with postage prepaid, by hand delivery, or by facsimile transmission as follows:
(a)	if to the Company, to it at:
(i)	the address shown on the first page of this Contract; or

(ii)	facsimile No. (03) 5331 7927.
(b)	if to the Contractor, to it at:
(i)	the address shown on the first page of this Contract; or

SCHEDULE 1
SCOPE OF WORK

Scope of Works for Project Management and Services provided by Spinifex Projects Pty Ltd for the siteworks and preparation for Process Plant Installation for Ballarat Goldfields NL	Date: Signatories: Spinifex: Sandy Gray Ballarat Goldfields: Dick Livingstone

Responsible
	Item	Party(s)

1	Preamble

Spinifex is providing Project Management and Support Services for the purposes of construction, testing, dry commissioning and the initial operation of the Ballarat East Gold Processing Plant.

The processing plant equipment has been designed by Gekko Systems who has a separate equipment supply Terms and Conditions Agreement with BGF.

Given that Project Management and Support Services are not in the normal course of business for Spinifex staff, the services are being provided on a best endeavours basis. The costs are charged on a schedule of rates and cost plus basis.

*The overall costs are significantly cheaper for BGF relative to utilising the services on an engineering house.

3	Spinifex Project Services

Key Project Goals

• Manage Gekko’s Project Goals — see Appendix A

• Positive relationships between BGF and all contractors/consultants

• Stage One — On budget and On time (as per attachment)

• Quality plant installation achieving 70% recovery

• Safe Working Environment — No Injuries

• Positive and Efficient Workplace — No days lost to Industrial Dispute

• Good systematic procedures and work practices — No damage to Property, No adverse environmental issues

• Manage and Minimise risks (insurance and clear specifications), and clear responsibilities for all parties

Responsible
	Item	Party(s)

4	High Level Key Activities

• Project Planning

o Inclusive of detailed GANTT chart

o Cash Flow Modelling & Planning

o Cost Control and Logistics

• Procedures Development

• ERMP Development

• OH&S Plan for Spinifex related siteworks

• Effective reporting and communication

• Review Gekko Plant Design for critical discrepancies and design errors

• Supervision of Gekko Project Schedule

• BGF — Spinifex — Gekko Communication Strategy & Mgt

• Manage risks

• Plant and Construction Security

• Siteworks management in preparation for plant construction

• Contract Mgt and Supervision (including Tender management)

o TGM Engineers

o Mid West Earthmovers

o Concreting

o Rob Hill Electrical Consultant (Powercor, etc)

o Erection and Construction (Building and Plant)

• Develop operations strategy

• Employ operations team

• Provide Gold Room (excluding security)(Gekko to Supply equipment)

5	Key Project Areas and Responsibilities:
(a)		Spinifex
PROJECT MANAGEMENT AND SERVICES

• Hire Services Support Team (Drafting, OH&S, Site Foreman)

• Assist in Evaluating BGF Project Manager

• Act as Superintendent for the Project

• Cash-Flow modelling

• Develop Management Systems and Processes for

o Site control and management

o Supplier Delivery

o Contractor Access

• Cost Control, forecasting and minimisation

• Variations approval and management

• Develop Project Execution Plan

Responsible
	Item	Party(s)

ERMP PLANNING & INDUSTRIAL RELATIONS

• Develop, or supervise development of, an ERMP for Spinifex

• Develop systems to support the ERMP

• On a best endeavours basis to minimise any opportunity for Industrial Dispute

(f)	SITE PLANNING, LAYOUT & DESIGN • Supervision of Design Consultant • Site Earthworks design based on BGF option selected. • BGF have final site layout sign off	Site Layout: BGF with Spinifex support services and Design Consultant technical advise

(g)	EARTHWORKS & SITE PREPARATION — DESIGN & CONSTRUCTION	Earthworks: Spinifex
Where relevant to process plant construction, in consultation with BGF

• Earthworks and ground stabilisation services

• Access roads and drainage construction.

• Foundations, concrete, concreting consumables and concreting services for project associated infrastructure including:

o Gold processing plant

o Gold, control, laboratory rooms and project related facilities

• Site Services such as gas, potable water, sewerage, drainage etc

• Include any BGF surface backfill plant requirements in general arrangement drawings if required.

• Other site works that may be requested such as roads, drainage, fencing, buildings, workshops, offices, toilets, changerooms and carparks.

(h)	ELECTRICALS — DESIGN & INSTALLATION

	• Electrical provisions from Powercor supply to processing plant including:	Electricals:
	o New 22kV/11kV 3150kVA transformer and switchgear o 11kV supply to processing plant o 11kV/415V transformer and switchgear at processing plant o 415V power supply to tailings storage facility.	Spinifex — Design Consultants advising (Rob Hills, Jenkins)

Responsible
	Item	Party(s)

•     Water return from Treated Water Storage Facility to plant

•      Make up water supply to Treated Water Storage Facility

•     Tailings transfer pipeline from plant to tailings dissemination process

•     Integrate capital cost estimates for backfill plant and tailings management system prepared by backfill consultant and tailings consultant.

•     Tailings supply to surface located backfill plant if required
Spinifex with BGF veto over site layout and design and with advise from design consultant

(n)	TAILING STORAGE FACILITY • BGF Responsibility	Tailings Storage Facility: BGF (with design consultant)

(o)	COMMISSIONING	Dry
	• Metallurgical Commissioning to be undertaken by Gekko with the assistance of Spinifex personnel	Commissioning:
Spinifex Wet Commissioning:

•      Dry Commissioning of Plant elements

•     Commissioning will include hire of necessary service equipment (eg. Loader to feed crusher bin), supply of additional commissioning labour and correction of any faults discovered during commissioning that would prevent the plant from operating to design specifications (unless faults are fabrication or plant design related).

•     Spinifex to assist in management of resources and timelines but not responsible for metallurgical outcomes

•     Handover and Sign off to BGF prior to wet commissioning
Gekko responsible with support, project management & facilitation provided by Spinifex Spinifex responsible to ensure all required services available

SECURITY

(p)	Spinifex will have no involvement in gold security and will liaise with BGF to ensure that OH&S and Property related security issues are managed during construction.	Construction Security: Spinifex Gold security — BGF

(q)	COMMERCIAL RELATIONSHIP B/N PARTIES
Schedule of Rates
* Payment terms (15 days from end month invoice)
Cost plus on expenses
Otherwise agreed in writing
All major contracts to be direct between BGF and Contractors
Appendix to be attached includes schedule of rates and payment terms

(r)	OPERATIONS CONTRACT	Spinifex / BGF

Project manager will assist in development of an Operating Contract between Spinifex and BGF:

SCHEDULE 2
SCHEDULE OF RATES
Ballarat Goldfields Schedule of Rates

Name	Position	Amount Per Hour ($)
Sandy Gray	Project Coordinator
Tim Hughes	Principal Metallurgist
TBA	Project Manager
Trevor	Acting Project Manager
Alvin Johns	Senior Process Engineer
John Adriaans	Mechanical Supervisor
Terry Baker	Mechanical Engineer
Geoff Molloy	Draftsman
Emma Crouch	Draftsman
Craig Hutchinson	Senior Procurement
Wayne Tonkin	Procurement
Richard Stute	Project Engineer
Marc Amos	Operations Manager
Dave Foster	Design Engineer
Elizabeth Gray	CEO
TBA	Admin Support
TBA	IT Support
Matthew Huf	Site Foreman/OH&S
TBA	Electrical Engineer
TBA	Plant Manager
TBA	Junior Metallurgist

PROJECT SPECIFICATION
PS — EN V01
EMPLOYEE AND CONTRACTOR OBLIGATIONS ENVIRONMENTAL
RESPONSIBILITIES AND PUBLIC RELATIONS
FOR
BALLARAT GOLDFIELDS NL
BALLARAT GOLDFIELDS NL
EMPLOYEE AND CONTRACTOR OBLIGATIONS ENVIRONMENTAL
RESPONSIBILITIES AND PUBLIC RELATIONS
PROJECT SPECIFICATIONS
1. INTRODUCTION
     Ballarat Goldfields NL operates under strict environmental guidelines imposed by:
•	The 1993 Planning Permit for Mineral Production

•	Regulations of the Environmental Protection Authority

•	Regulations of the Department of Energy and Minerals,

•	Department of Sustainability and environment regulations

•	City of Ballarat Planning Scheme

•	Ballarat Goldfields Environmental Policy

permission and damage to vegetation should be reported so it can be repaired. Keep to existing roads or defined tracks for access to work areas.

•	Be courteous to visitors and citizens at all times. Refer any problems or public complaints to your supervisor rather than pass comments. BGF wants to be kept informed of feedback from the public or neighbours so it can manage any issues, which may arise.
3.      YOUR CONTRIBUTION
Ballarat Goldfields has worked very hard over many years to build up and maintain good relations with the public and the community and strives to achieve environmental excellence. As a result BGF has a record of which we can all be proud. However, this requires constant maintenance and attention to detail. Your role in this is vital as you have the opportunity to help sustain this record or, by carelessness or ignorance, to promote it’s downgrading. Please take your responsibilities for these issues as seriously.

The mediation process will cease if the dispute is not settled within 30 days of the mediator being appointed, or such longer period as the parties may agree in writing.
28.3 Arbitration
If a dispute arising under this Contract is not resolved under clause 28.2 (or if no agreement is reached to refer the dispute to mediation within 14 days of notification of the dispute under clause 28.1 regardless of whether the meeting referred to in clause 28.1 has taken place, (unless otherwise agreed in writing), either party wishing to resolve the dispute must by written notice to the other refer the dispute to arbitration for determination by a single arbitrator appointed pursuant to the Commercial Arbitration Act 1984 and subject to The Institute of Arbitrators & Mediators Australia Rules for the Conduct of Commercial Arbitrations. The site of the arbitration is to be Melbourne. Each party consents to the other being legally represented at such an arbitration. The decision of the arbitrator with regard to the dispute will be binding upon the parties.
28.4 Court Proceedings
A party may not commence court proceedings in relation to a dispute arising in connection with this Contract until it has exhausted the procedures set out in this clause 28 unless the party seeks appropriate injunctive or other interlocutory relief to preserve property or rights or to avoid losses that are not compensable in damages.
29. GOOD FAITH
     The parties must:
a)	At all times act in good faith towards each other with respect to the subject matter of this Contract; and

b)	Do all things, including signing all deeds, agreements or other documents reasonably necessary or desirable to enable the other party to obtain its intended benefit under this Contract and the transactions contemplated by it.
30. SURVIVAL
Neither completion of the Works, nor termination of this Contract, will affect any provisions of this Contract which by their nature survive completion of the Works or termination of this Contract, including, without limitation, all warranties and obligations of indemnity or confidentiality and insurance.
31. NOTICES
All notices and other communications provided for or permitted under this Contract must be in writing, and sent by certified or registered mail with postage prepaid, by hand delivery, or by facsimile transmission as follows:
     (a)   if to the Company, to it at:
(i)	the address shown on the first page of this Contract; or

(ii)	facsimile No. (03) 5331 7927.
     (b)   if to the Contractor, to it at:
(i)	the address shown on the first page of this Contract; or

(ii)	facsimile No. (03) 5339 5803,
or to such other address or person as either party may specify by notice in writing to the other. All such notices or communications shall be deemed to have been duly given or made:
(i)	two business days after being deposited in the mail with postage prepaid,

(ii)	when delivered by hand, and

(iii)	if sent by facsimile transmission, when receipt is acknowledged of the successful transmission of the entire document, but if the result is that a notice would be taken to be given or made on a day that is not a business day in the place to which the notice is sent or if later than 4pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

SCHEDULE 1
SCOPE OF WORK

Scope of Works for	Date:
Project Management and Services provided
by Spinifex Projects Pty Ltd	Signatories:
for the siteworks and preparation for Process
Plant Installation for	Spinifex: Sandy Gray

Ballarat Goldfields NL	Ballarat Goldfields: Dick Livingstone

Responsible
	Item	Party(s)

1	Preamble

Spinifex is providing Project Management and Support Services for the purposes of construction, testing, dry commissioning and the initial operation of the Ballarat East Gold Processing Plant.

The processing plant equipment has been designed by Gekko Systems who has a separate equipment supply Terms and Conditions Agreement with BGF.

Given that Project Management and Support Services are not in the normal course of business for Spinifex staff, the services are being provided on a best endeavours basis. The costs are charged on a schedule of rates and cost plus basis. *The overall costs are significantly cheaper for BGF relative to utilising the services on an engineering house.

3	Spinifex Project Services

Key Project Goals
•	Manage Gekko’s Project Goals — see Appendix A

•	Positive relationships between BGF and all contractors/consultants

•	Stage One — On budget and On time (as per attachment)

•	Quality plant installation achieving 70% recovery

•	Safe Working Environment — No Injuries

•	Positive and Efficient Workplace — No days lost to Industrial Dispute

•	Good systematic procedures and work practices — No damage to Property, No adverse environmental issues

•	Manage and Minimise risks (insurance and clear specifications), and clear responsibilities for all parties

Responsible
	Item	Party(s)

4	High Level Key Activities
•	Project Planning
o	Inclusive of detailed GANTT chart

o	Cash Flow Modelling & Planning

o	Cost Control and Logistics
•	Procedures Development

•	ERMP Development

•	OH&S Plan for Spinifex related siteworks

•	Effective reporting and communication

•	Review Gekko Plant Design for critical discrepancies and design errors

•	Supervision of Gekko Project Schedule

•	BGF — Spinifex — Gekko Communication Strategy & Mgt

•	Manage risks

•	Plant and Construction Security

•	Siteworks management in preparation for plant construction

•	Contract Mgt and Supervision (including Tender management)
o	TGM Engineers

o	Mid West Earthmovers

o	Concreting

o	Rob Hill Electrical Consultant (Powercor, etc)

o	Erection and Construction (Building and Plant)
•	Develop operations strategy

•	Employ operations team

•	Provide Gold Room (excluding security)(Gekko to Supply equipment)

5	Key Project Areas and Responsibilities:
(a)		Spinifex
PROJECT MANAGEMENT AND SERVICES
•	Hire Services Support Team (Drafting, OH&S, Site Foreman)

•	Assist in Evaluating BGF Project Manager

•	Act as Superintendent for the Project

•	Cash-Flow modelling

•	Develop Management Systems and Processes for
o	Site control and management

o	Supplier Delivery

o	Contractor Access
•	Cost Control, forecasting and minimisation

•	Variations approval and management

•	Develop Project Execution Plan

Responsible
Item	Party(s)

•	Develop list of building facilities required by BGF

•	Effective reporting and communication
o	Regular and informed communication and reporting between all parties

o	Manage Documentation and Sign off by BGF (eg mass balance, major equipment purchases, site layout, practical completion of plant)

o	Time sheet management and approvals

o	Recording of all Spinifex controlled Project Related Expenditure

o	Recording Correspondence

Contract Mgt:
(b)	CONTRACT MANAGEMENT	Spinifex

•	Tender Development & Contractor Recommendation

•	Approve Project Related Contractor Invoices for BGF payment

•	Supervise Contractor performance

•	Manage variations and additional contractor instructions

Environment:
(c)	ENVIRONMENT and COMMUNITY	BGF

•	Ensure BGF involvement, supervision and sign off over all decisions involving environment and community including but not limited to
o	Noise and Dust Levels

o	Provision of additional sound attenuation measures (if required, at BGF’s expense)

(d)	OH&S	OH&S: Spinifex

•	Prepare Safety Management System (SMS), compliant with BGF (SMS) and approved by BGF

•	Provide OH&S officer to oversee overall Health and Safety requirements for works under Spinifex control.

•	Spinifex will run Site Specific Inductions, undertaken by all Contractors and Spinifex personnel

•	Supervise OH&S over life of construction project

(e)	ERMP: Spinifex

Responsible
Item	Party(s)

ERMP PLANNING & INDUSTRIAL RELATIONS
•	Develop, or supervise development of, an ERMP for Spinifex

•	Develop systems to support the ERMP

•	On a best endeavours basis to minimise any opportunity for Industrial Dispute

(f)	SITE PLANNING, LAYOUT & DESIGN	Site Layout: BGF with Spinifex
	• Supervision of Design Consultant	support services
	• Site Earthworks design based on BGF option selected.	and Design Consultant
	• BGF have final site layout sign off	technical advise

(g)	EARTHWORKS & SITE PREPARATION — DESIGN &	Earthworks:Spinifex
CONSTRUCTION
Where relevant to process plant construction, in consultation with BGF
•	Earthworks and ground stabilisation services

•	Access roads and drainage construction.

•	Foundations, concrete, concreting consumables and concreting services for project associated infrastructure including:
•	Gold processing plant

•	Gold, control, laboratory rooms and project related facilities
•	Site Services such as gas, potable water, sewerage, drainage etc

•	Include any BGF surface backfill plant requirements in general arrangement drawings if required.

•	Other site works that may be requested such as roads, drainage, fencing, buildings, workshops, offices, toilets, changerooms and carparks.

(h)	ELECTRICALS — DESIGN & INSTALLATION	Electricals:
	• Electrical provisions from Powercor supply to processing plant including:	Spinifex — Design Consultants
	o New 22kV/11kV 3150kVA transformer and switchgear	advising (Rob Hills, Jenkins)

o 11 kV supply to processing plant

o 11 kV/415V transformer and switchgear at processing plant

o 415V power supply to tailings storage facility.

Responsible
	Item	Party(s)

• Spinifex manages high voltage supply and switching, Gekko is responsible for internal plant low voltage supply and wiring

(i)	POWER • Generator if required	Power: Spinifex for short-term power provision. BGF for long term power provision

(j)	PLANT CONSTRUCTION
•   Erection of supplied components of the processing plant in accordance with the design after all agreed internal approvals are granted:
o   Major and minor equipment
o   Structural steelwork installation
o   Mechanical equipment installation
o   Process control system and control room installation
o   Internal pipework and pump installation
Plant Erection:Spinifex

(k)	BUILDING DESIGN & CONSTRUCTION	Building Construction:
	• Design and Construction of buildings and installation services such as processing plant control room, gold room, lunchroom, offices, workshop	Spinifex

(I)	LIAISON REQUIREMENTS & CONTACTS
•   Liaise with other BGF Contractors and Consultants to determine Battery Limits, interaction points and control processes including but not limited to the following:
o   Liaise with Environment and Community Manager to determine Environmental and Community effects and obtain necessary approvals from BGF
o   Liaise with BGF for Environmental, incl noise and dust design
o   Liaise with noise consultant to determine noise limits and required sound attenuation measures
o   Liaise with Powercor & Electrical Consultant to ensure adequate capacity in supply infrastructure to meet Plant power demand.
o   Liaise with BGF to establish security requirements relating to OH&S and property protection
Liaison: Spinifex

(m)	WATER SUPPLY	Water Supply:

Responsible
	Item	Party(s)

•   Water return from Treated Water Storage Facility to plant
•   Make up water supply to Treated Water Storage Facility
•   Tailings transfer pipeline from plant to tailings dissemination process
•   Integrate capital cost estimates for backfill plant and tailings management system prepared by backfill consultant and tailings consultant.
•   Tailings supply to surface located backfill plant if required
Spinifex with BGF veto over site layout and design and with advise from design consultant

(n)	TAILING STORAGE FACILITY • BGF Responsibility	Tailings Storage Facility: BGF (with design consultant)

(o)	COMMISSIONING	Dry
	• Metallurgical Commissioning to be undertaken by Gekko with the assistance of Spinifex personnel	Commissioning:

•   Dry Commissioning of Plant elements
•   Commissioning will include hire of necessary service equipment (eg. Loader to feed crusher bin), supply of additional commissioning labour and correction of any faults discovered during commissioning that would prevent the plant from operating to design specifications (unless faults are fabrication or plant design related).
•   Spinifex to assist in management of resources and timelines but not responsible for metallurgical outcomes
•   Handover and Sign off to BGF prior to wet commissioning
Spinifex Wet Commissioning: Gekko responsible with support, project management & facilitation provided by Spinifex Spinifex responsible to ensure all required services available

(p)	SECURITY Spinifex will have no involvement in gold security and will liaise with BGF to ensure that OH&S and Property related security issues are managed during construction.	Construction Security: Spinifex Gold security — BGF

(q)	COMMERCIAL RELATIONSHIP B/N PARTIES
Schedule of Rates
* Payment terms (15 days from end month invoice)
Cost plus on expenses Otherwise agreed in writing
	All major contracts to be direct between BGF and Contractors	Appendix to be attached includes schedule of rates and payment terms

(r)	OPERATIONS CONTRACT Project manager will assist in development of an Operating Contract between Spinifex and BGF:	Spinifex / BGF

Responsible
	Item	Party(s)

7	BATTERY LIMITS	Spinifex / BGF
Stage 1
• Tailings storage facility (dissemination point) • Makeup water storage • Treated water storage & return • Poured gold • Utility supply to boundary (power, water, gas, sewerage, drainage)

8	APPENDIX A : Gekko Systems — Key Project Goals for Plant Delivery
• 70% recovery (first stage) 90%plus (second stage)
• First Gold poured by end of 2005 calendar year
• 600,000 tpa plant
• Equipment Supply and Installation — Stage 1 $10.1m End Dec 05
• Equipment Supply and Installation — Stage 2 $5.4m End Feb 06
• Quality Plant
• Engineering Drawings provided
• Improvements to plant design at BGF’s cost
• Good maintenance features
• Key design, key equipment components and mass balance to be signed off by BGF
• Reasonable operating cost

SCHEDULE 2
SCHEDULE OF RATES
Ballarat Goldfields Schedule of Rates

Name	Position	Amount per Hour ($)

Sandy Gray	Project Coordinator	200
Tim Hughes	Principal Metallurgist	140
TBA	Project Manager	160
Trevor	Acting Project Manager	200
Alvin Johns	Senior Process Engineer	120
John Adriaans	Mechanical Supervisor	120
Terry Baker	Mechanical Engineer	160
Geoff Molloy	Draftsman	100
Emma Crouch	Draftsman	70
Craig Hutchinson	Senior Procurement	80
Wayne Tonkin	Procurement	60
Richard Stute	Project Engineer	110
Marc Amos	Operations Manager	160
Dave Foster	Design Engineer	140
Elizabeth Gray	CEO	200
TBA	Admin Support	80
TBA	IT Support	80
Matthew Huf	Site Foreman/OH&S	120
TBA	Electrical Engineer	120
TBA	Plant Manager	160
TBA	Junior Metallurgist	120

EXECUTED as an agreement.

EXECUTED for and on behalf	)
of BALLARAT GOLDFIELDS NL	)
by its duly authorised officer	)
in the presence of:	)	/s/ A. Rivamonte

Signature

/s/ Worraine Rivamonte		A. Rivamonte

Witness - Signature		Name (print)

Worraine Rivamonte		General Manager Co. Secretary

Name of Witness (print)		Position (print)

EXECUTED for and on behalf	)
of SPINDFEX PROJECTS PTY LTD	)
by its duly authorised officer	)
in the presence of:	)	/s/ ELIZABETH LEWIS - GRAY

Signature

/s/ Richard Lningstone		ELIZABETH LEWIS - GRAY

Witness - Signature		Name (print)

Richard Livingstone		DIRECTOR

Name of Witness (print)		Position (print)

PROJECT SPECIFICATION
PS — EN V01
EMPLOYEE AND CONTRACTOR OBLIGATIONS ENVIRONMENTAL
RESPONSIBILITIES AND PUBLIC RELATIONS
FOR
BALLARAT GOLDFIELDS NL
BALLARAT GOLDFIELDS NL
EMPLOYEE AND CONTRACTOR OBLIGATIONS ENVIRONMENTAL
RESPONSIBILITIES AND PUBLIC RELATIONS
PROJECT SPECIFICATIONS
1.	INTRODUCTION

Ballarat Goldfields NL operates under strict environmental guidelines imposed by:
•	The 1993 Planning Permit for Mineral Production

•	Regulations of the Environmental Protection Authority

•	Regulations of the Department of Energy and Minerals,

•	Department of Sustainability and environment regulations

•	City of Ballarat Planning Scheme

•	Ballarat Goldfields Environmental Policy

2.	YOUR OBLIGATION

BGF requires all employees and contractors to be conscious of and to follow the work practices outlined below:
•	Be aware of our environmental policy and responsibilities and aim for continual improvement.

•	Minimise noise and be conscious of operating close to neighbours.

Noise levels within 10 m of any residence shall not exceed:

54dB(A) between 7 am — 6 pm and at specific monitoring sites 50 dB(A)

48dB(A) between 6 pm — 10 pm and at specific monitoring sites 44 dB(A)

43dB(A) between 10 pm — 7 am and at specific monitoring sites 42 dB(A)

•	Adhere to the operating times determined by BGF.

•	Adhere to surface machinery operating times

•	No heavy vehicle (over 10t) is permitted to enter or leave the site between 6 pm and 7 am Monday — Friday or at all on Saturday and Sunday except in any emergency situation.

•	All motor vehicles must enter and leave the site via Brittain Street and Main Road. Employees cannot come to work via Brittain Street.

•	Employees/contractors should be considerate of residents at shift change times, travel at moderate speeds, minimise noise and be courteous.

•	Eliminate polluting the surface or underground workings by avoiding spillage of soils and other chemicals. If spillage does occur they are to be Controlled, contained, cleaned up and reported. Our water treatment system is not designed to deal with oils and other chemicals we may be using. You must notify a supervisor or the manager so that correct action can be taken.

•	The site is a litter free zone so use the bins for rubbish; this applies to underground as well as the surface areas. Keep ablution block and crib room clean and tidy as others use them too.

•	The crib room is a smoke free area.

•	Avoid causing dust. Call for a water truck or for the sprinklers to be turned on if your activities are causing dust. We have a system to minimise dust so please use it. Dust monitoring is ongoing around the site.

•	Protect all vegetation on and around the site in both existing and rehabilitated areas. No vegetation should be removed without permission and damage to vegetation should be reported so it can be repaired. Keep to existing roads or defined tracks for access to work areas.

•	Be courteous to visitors and citizens at all times. Refer any problems or public complaints to your supervisor rather than pass comments. BGF wants to be kept informed of feedback from the public or neighbours so it can manage any issues, which may arise.
3.	YOUR CONTRIBUTION

Ballarat Goldfields has worked very hard over many years to build up and maintain good relations with the public and the community and strives to achieve environmental excellence. As a result BGF has a record of which we can all be proud. However, this requires constant maintenance and attention to detail. Your role in this is vital as you have the opportunity to help sustain this record or, by carelessness or ignorance, to promote it’s downgrading. Please take your responsibilities for these issues as seriously.

BALLARAT GOLD FIELDS PROJECT

Printed Mon 26/09/05

ID	Task Name	Start	Finish
1	KEY MILESTONES	14/03	22/11
2	Negotiations	14/03	12/05
3	Contract Signature		12/05
4	Design & Contracts Development	13/04	24/05
5	Earthworks	13/05	12/08
6	Plant Fabrication Stage 1	24/05	14/09
7	Site Works	23/08	1/11
8	Plant Erection Stage 1	8/09	9/11
9	Plant Commissioning Stage 1	12/10	22/11
10	First Gold Produced		22/11
11	CONTRACTUAL DEVELOPMENT	14/03	12/05
12	Contract Negotiations	14/03	13/04
13	Plant Commercials Agreed	13/04	5/05
14	Contract Structure Negotiations	6/05	12/05
15	Project Personnel	13/04	21/06
16	Sourcing	13/04	24/05
17	Interim PM	6/05	19/05
18	Project Manager	18/05	21/06
19	Project Engineers	12/05	1/06
20	Project Draftsmen	12/05	1/06
21	BGF PLANT PURCHASES	13/05	19/05
22	BGF Deposit to Gekko	13/05	13/05
23	Crusher & gravity circuit - Stage 1	16/05	17/05
24	Leach & recovery circuit - Stage 2	18/05	19/05
25	PLANT FABRICATION	28/04	7/12
26	Gravity Design & Fabrication	28/04	7/09
27	Crusher Design & Fabrication	2/05	14/09
28	Leach Design & Fabrication	15/09	7/12
29	Recovery Design & Fabrication	15/09	7/12
30	Detox Design & Fabrication	15/09	21/11
31	SITE EARTHWORKS	13/04	26/09
32	Preliminary Design (TGM)	13/04	13/05
33	Issue Preliminary Package/Briefing	13/05	13/05
34	Tender Period	13/05	23/05
35	Select Earthworks Contractor	23/05	28/05
36	Site Mobilisation	30/05	13/06
37	Complete Design (TGM)	23/05	23/06
38	Site Preparation / Topsoil	20/06	28/06
39	Earthworks to Stage 1	28/06	5/08
40	Complete Earthworks Construction	1/08	26/09
41	TAILINGS STORAGE CONSTRUCTION	13/04	
42	Tailings Storage Design (GHD)	13/04	7/06
43	Pilot Dam & Return Water Design	18/05	5/07
44	Submit Design to DPI for approval	8/06	11/07
45	Design Piping for Spinifex	18/06	28/06
46	Prepare package for pipeworks	29/06	8/07
47	Tender Period & Selection	6/07	26/07
48	Construct Pipework	27/07	23/08
49	Construct Pilot / RW Storage	6/07	3/08
50	Commission Hydro System	3/08	10/08

Page 1

Printed Mon 29/09/05

BALLARAT GOLD FIELDS PROJECT

ID	Task Name	Start	Finish
51	Issue PO for Tailings Storage	19/09	21/09
52	Tailings Storage Construction	26/09	
53	SITE WORKS & SERVICES	13/06	13/10
54	Contract Work	13/06	28/07
55	Plant Layout Detail Dsgns	13/06	23/06
56	Design Work	24/06	14/07
57	Develop Tender Packages	8/07	14/07
58	Tender Work Packages	8/07	28/07
59	Site Services / Foundations	29/07	13/10
60	Crushing Circuit Foundations	29/07	18/08
61	Gravity Circuit Foundations	12/08	26/08
62	Substation & Electrical Reticulation	19/08	8/09
63	Pumps & Piping	26/08	8/09
64	Slurry lines	9/09	16/09
65	Generators	9/09	16/09
66	Gold Room Facility	16/09	29/09
67	Recovery / Resin Circuit	16/09	29/09
68	Leach Reactor	30/09	13/10
69	ON-SITE PLANT ERECTION	8/09	18/01
70	Stage 1	8/09	3/11
71	Crushers/Ore Bin/Conveyors	8/09	12/10
72	Plant Electrics	9/09	6/10
73	Gravity Circuit	15/09	13/10
74	Pumps & Piping	16/09	29/09
75	Slurry lines	16/09	29/09
76	Cable Runs and Trays	20/09	26/10
77	Gold Room Construction	21/09	3/11
78	Stage 2	8/12	18/01
79	Leach Reactor	8/12	4/01
80	Recovery / Resin Circuit	8/12	18/01
81	COMMISSIONING - STAGE 1	13/10	22/11
82	Power up	13/10	20/10
83	Crushing Pre-Commissioning	21/10	28/10
84	Process Plant Pre Comiss	21/10	2/11
85	Gekko & BGF Commissioning	10/11	22/11
86	FIRST GOLD PRODUCED	22/11	
87	COMMISSIONING - STAGE 2	6/01	3/02
88	Leach Pre-Commissioning	6/01	13/01
89	Recovery Pre Commissioning	13/01	20/01
90	Gekko & BGF Commissioning	23/01	3/02
91	PRODUCTION OPERATION	3/02	
92	OPERATIONAL APPOINTMENTS	8/09	13/01
93	Sourcing	8/09	19/10
94	Mill Superintendent	21/10	17/11
95	Chief Mechanic	4/11	5/12
96	General Forman	4/11	5/12
97	Electrical Engineer	4/11	5/12
98	Training	18/11	13/01
99	Mill Superintendent Orientation	18/11	13/01
100	Chief Mechanic Orientation	2/12	13/01

Page 2